Tailwind Acquisition Corp.

1545 Courtney Avenue

Los Angeles, California 90046

August 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley and Mara Ransom

Re:	Tailwind Acquisition Corp.
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-254729

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Tailwind Acquisition Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-254729), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Aaron Schleicher, of Kirkland & Ellis LLP, special counsel to the Company, at (929) 366-6213, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Chris Hollod
Chris Hollod
Chief Executive Officer